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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          (Amendment No. ___________)*


                   International Remote Imaging Systems, Inc.
                   ------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
                   ------------------------------------------
                         (Title of Class of Securities)


                                    460259500
                         -------------------------------
                                 (CUSIP Number)


                              Megan M. Stride, Esq.
                         Testa, Hurwitz & Thibeault, LLP
                                 125 High Street
                                Boston, MA 02110
                                 (617) 248-7000
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                December 31, 1996
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
--------------------------------                 ------------------------------
|CUSIP NO.       460259500     |                 |  Page   2   of   15   Pages |
|            ----------------  |                 |        ---      ---         |
-------------------------------                  -------------------------------

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Thermo Amex Convertible Growth Fund I, L.P.
          IRS I.D. # 04-03337184
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                      (b) [ ]

--------- ----------------------------------------------------------------------
   3      SEC USE ONLY


--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*

                         WC
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware Limited Partnership
--------------------------- -------- -------------------------------------------
                               7     SOLE VOTING POWER
                                              -0-
        NUMBER OF           -------- -------------------------------------------
          SHARES               8     SHARED VOTING POWER
       BENEFICIALLY                           926,966
         OWNED BY           -------- -------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER
        REPORTING                             -0-
          PERSON           -------- -------------------------------------------
           WITH               10     SHARED DISPOSITIVE POWER
                                              926,966
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   926,966
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [ ]

--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   13.5%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON *

                   PN
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT.
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
--------------------------------                 ------------------------------
|CUSIP NO.       460259500     |                 |  Page   3   of   15   Pages |
|            ----------------  |                 |        ---      ---         |
-------------------------------                  -------------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Thermo Amex Finance, L.P.
          IRS I.D. # 04-03337183
--------- ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [ ]
                                                                     (b)  [ ]
--------- ---------------------------------------------------------------------
   3      SEC USE ONLY

--------- ---------------------------------------------------------------------
   4      SOURCE OF FUNDS*

                         AF
--------- ---------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]

--------- ---------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware Limited Partnership
--------------------------- -------- ------------------------------------------
                               7     SOLE VOTING POWER

                                              -0-
        NUMBER OF           -------- ------------------------------------------
          SHARES               8     SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                             926,966
           EACH
        REPORTING          -------- -------------------------------------------
          PERSON               9     SOLE DISPOSITIVE POWER
           WITH
                                      -0-
                           -------- -------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                              926,966
--------- ---------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   926,966
--------- ---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [ ]

--------- ---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   13.5%
--------- ---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON *

                   PN
--------- ---------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT.
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
--------------------------------                 ------------------------------
|CUSIP NO.       460259500     |                 |  Page   4   of   15   Pages |
|            ----------------  |                 |        ---      ---         |
-------------------------------                  -------------------------------


--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Thermo Amex Management Company, Inc.
          IRS I.D. # 04-3337182
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                      (b) [ ]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*

                         AF
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware Corporation
--------------------------- -------- -------------------------------------------
                               7     SOLE VOTING POWER

                                              -0-
        NUMBER OF
          SHARES            -------- -------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER
         OWNED BY
           EACH                              926,966
        REPORTING           -------- -------------------------------------------
          PERSON               9     SOLE DISPOSITIVE POWER
           WITH
                                               -0-
                            -------- -------------------------------------------
                              10     SHARED DISPOSITIVE POWER

                                              926,966
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   926,966
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [ ]

--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   13.5%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON *

                   CO
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT.
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
--------------------------------                 ------------------------------
|CUSIP NO.       460259500     |                 |  Page   5   of   15   Pages |
|            ----------------  |                 |        ---      ---         |
-------------------------------                  -------------------------------


--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Thermo Electron Corporation
          IRS I.D. # 04-2209186
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                      (b) [ ]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*

                         AF
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware Corporation
--------------------------- -------- -------------------------------------------
                               7     SOLE VOTING POWER

                                              -0-
        NUMBER OF
          SHARES            -------- -------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER
         OWNED BY
           EACH                             926,966
         REPORTING
          PERSON            -------- -------------------------------------------
           WITH                9     SOLE DISPOSITIVE POWER

                                              -0-

                            -------- -------------------------------------------
                              10     SHARED DISPOSITIVE POWER

                                              926,966
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   926,966
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [ ]

--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   13.5%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON *

                   CO
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT.
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
--------------------------------                 ------------------------------
|CUSIP NO.       460259500     |                 |  Page   6   of   15   Pages |
|            ----------------  |                 |        ---      ---         |
-------------------------------                  -------------------------------


Item 1. Security and Issuer:
        --------------------

     This statement relates to the Common Stock, $.01 par value (the "Shares"), of International Remote Imaging Systems Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 9162 Eton Ave., Chatsworth, CA 91311.

Item 2. Identity and Background:
        ------------------------

     This statement is being filed by (i) Thermo Amex Convertible Growth Fund I, L.P. (the "Fund"), (ii) Thermo Amex Finance, L. P. (the "Fund's GP"), (iii) Thermo Amex Management Company, Inc. (the "GP Company"), and (iv) Thermo Electron Corporation (the "GP Parent"), all of which are sometimes referred to collectively herein as the "Reporting Persons."

     The address of the principal business and principal office of the Fund, the Fund's GP and the GP Company is Suite 1B, 4 Lafayette Court, Greenwich, CT 06830. The address of the principal business and principal office of the GP Parent is 81 Wyman Street, Waltham, MA 02254.

     Appendix A attached to this Schedule 13D sets forth with respect to each executive officer and director of the GP Company and the GP Parent his or her
(a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship. The GP Company is a wholly-owned subsidiary of the GP Parent. To the knowledge of the GP Parent, there is no person who may be deemed to be a controlling person of the GP Parent.

     The state of organization for the Fund, the Fund's GP, the GP Company and the GP Parent is Delaware.

     The principal business of the Fund and the Fund's GP is to make equity investments in public companies seeking capital for expansion that are listed on the American Stock Exchange. The principal business of the GP Company is to act as the sole general partner of the Fund's GP and to manage the activities of the Fund and the Fund's GP. The principal businesses of the GP Parent include the development, manufacture and marketing of analytical and environmental-monitoring instruments, alternative-energy systems, biomedical products, papermaking and recycling equipment and other specialized products. The GP Parent also provides environmental and metallurgical services and conducts advanced technology research and development.

     During the five years prior to the date hereof, none of the Reporting Persons (nor any director or executive officer of the GP Company and the GP Parent to the best of such entities' knowledge) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.

                                  SCHEDULE 13D
--------------------------------                 ------------------------------
|CUSIP NO.       460259500     |                 |  Page   7   of   15   Pages |
|            ----------------  |                 |        ---      ---         |
-------------------------------                  -------------------------------



Item 3. Source and Amount of Funds or Other Consideration:
        --------------------------------------------------

     On December 31, 1996 the Fund acquired 3,000 shares of Series A Convertible Preferred Stock, $.01 par value (the "Fund Shares") for a total purchase price of $3,000,000 and five-year Warrants to purchase 84,270 shares of Common Stock for a total price of $842.70 (the "Fund Warrants"). The Fund Shares and the Fund Warrants are currently convertible into, or exerciseable for, 842,696 and 84,270 shares, respectively, of the Issuer's Common Stock. The working capital of the Fund was the source of funds for this purchase. No part of the purchase price was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

Item 4. Purpose of Transaction:
        -----------------------

     The Fund acquired the Issuer's securities for investment purposes. Depending on market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors, the Fund may dispose of or acquire additional securities of the Issuer. Except as stated in this Item 4, none of the Reporting Persons (nor any director or executive officer of the GP Company or the GP Parent to the best of such entities' knowledge) has any present plans which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                                  SCHEDULE 13D
--------------------------------                 ------------------------------
|CUSIP NO.       460259500     |                 |  Page   8   of   15   Pages |
|            ----------------  |                 |        ---      ---         |
-------------------------------                  -------------------------------


     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  Any action similar to any of those enumerated above.


Item 5. Interest in the Securities of the Issuer:
        -----------------------------------------

     (a) The Fund is the record owner of the Fund Shares and the Fund Warrants. The Fund Shares and the Fund Warrants are currently convertible into, or exerciseable for, a total of 926,966 shares of the Issuer's Common Stock (the "Fund Conversion Shares"). Because of their relationship as affiliated entities, the Fund, the Fund's GP, the GP Company and the GP Parent may be deemed to beneficially own the Fund Conversion Shares. To the best of the knowledge of the GP Company and the GP Parent, no director or executive officer of the GP Company or the GP Parent beneficially owns any Fund Conversion Shares.

     Each of the Reporting Persons may be deemed to beneficially own 13.5% of the Issuer's Common Stock, which percentage is calculated based upon (i) 5,921,526 shares reported outstanding in the Issuer's Form 10-Q for the period ending September 30, 1996, and (ii) the number of shares (926,966) issuable upon conversion of the Fund Shares and the exercise of the Fund Warrants.

     (b) Number of Shares as to which each such person has

            (i) Sole power to vote or direct the vote:

                -0- shares for each Reporting Person;

           (ii) Shared power to vote or direct the vote:

                926,966 shares for each Reporting Person;

          (iii) Sole power to dispose or to direct the disposition:

                -0- shares for each Reporting Person;

           (iv) Shared power to dispose or to direct the disposition:

                926,966 shares for each Reporting Person.

     The Fund's GP, the GP Company and the GP Parent each disclaim the existence of a group between it and the Fund and disclaim beneficial ownership of the Fund Conversion Shares.

     (c) Except as set forth above, none of the Reporting Persons (nor any director or executive officer of the GP Company or the GP Parent to the best of such entities' knowledge) has effected any transaction in the Shares during the last 60 days.

                                  SCHEDULE 13D
--------------------------------                 ------------------------------
|CUSIP NO.       460259500     |                 |  Page   9   of   15   Pages |
|            ----------------  |                 |        ---      ---         |
-------------------------------                  -------------------------------



     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Shares beneficially owned by any of the Reporting Persons.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer:

        Not applicable.

Item 7. Material to be Filed as Exhibits:

        Exhibit 1 - Agreement regarding filing of joint Schedule 13D

                                  SCHEDULE 13D
--------------------------------                 ------------------------------
|CUSIP NO.       460259500     |                 |  Page  10   of   15   Pages |
|            ----------------  |                 |        ---      ---         |
-------------------------------                  -------------------------------


 Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  January 9, 1997        THERMO AMEX CONVERTIBLE GROWTH FUND I, L. P.
  ---------------        By: Thermo Amex Finance, L.P., its general partner
       Date                  By: Thermo Amex Management Company, Inc.,
                                 its general partner

                                 By: /s/Dominique Lahaussois
                                   -----------------------------------
                                     Dominique Lahaussois, its President


                         THERMO AMEX FINANCE, L.P.
                         By: Thermo Amex Management Company, Inc.,
                             its general partner


                              By: /s/Dominique Lahaussois
                                 -----------------------------------
                                  Dominique Lahaussois, its President


                         THERMO AMEX MANAGEMENT COMPANY, INC.


                              By: /s/Dominique Lahaussois
                                 -----------------------------------
                                 Dominique Lahaussois, its President


                         THERMO ELECTRON CORPORATION


                              By: /s/Jonathan W. Painter
                                 -----------------------------------
                                 Name: Jonathan W. Painter
                                 Title: Treasurer

                                  SCHEDULE 13D
--------------------------------                 ------------------------------
|CUSIP NO.       460259500     |                 |  Page  11   of   15   Pages |
|            ----------------  |                 |        ---      ---         |
-------------------------------                  -------------------------------


                                   APPENDIX A
                                   ----------

               Directors and Executive Officers of the GP Company

     The following individuals are executive officers or directors of the GP Company. Unless otherwise noted, all such individuals are citizens of the United States. Unless otherwise noted, the business address of each executive officer of the GP Company is Suite 1B, 4 Lafayette Court, Greenwich, CT 06830. To the knowledge of the GP Company, there is no person who may be deemed to be a controlling person of the GP Company other than the GP Parent, which owns 100% of the GP Company's outstanding capital stock.

Dominique G. Lahaussois:

     Ms. Lahaussois is President and a director of the GP Company. Ms. Lahaussois is also a limited partner of the Fund and the Fund's GP. Ms. Lahaussois' residential address is 21 Deer Park Drive, Greenwich, CT 06830.

John N. Hatsopoulos:

     Mr. Hatsopoulos is the Chief Financial Officer and a director of the GP Company. Mr. Hatsopoulos is also President and Chief Financial Officer of the GP Parent. Mr. Hatsopoulos' business address is 81 Wyman Street, Waltham, MA 02254. Mr. Hatsopoulos' residential address is 3 Woodcock Lane, Lincoln, MA 01773.

Jonathan W. Painter:

     Mr. Painter is the Treasurer and a director of the GP Company. Mr. Painter is also the Treasurer of the GP Parent. Mr. Painter's business address is 81 Wyman Street, Waltham, MA 02254. Mr. Painter's residential address is 51 Witherall Drive, Sudbury, MA 01776.

                                  SCHEDULE 13D

--------------------------------                 ------------------------------
|CUSIP NO.       460259500     |                 |  Page  12   of   15   Pages |
|            ----------------  |                 |        ---      ---         |
-------------------------------                  -------------------------------



                Directors and Executive Officers of the GP Parent

     The following individuals are executive officers or directors of the GP Parent. Unless otherwise noted, all such individuals are citizens of the United States. Unless otherwise indicated, the business address of each executive officer of the GP Parent is 81 Wyman Street, Waltham, Massachusetts 02254.

John M. Albertine:

     Dr. Albertine a director of the GP Parent and is Chairman of the Board and Chief Executive Officer of Albertine Enterprises, Inc., an economic and public policy consulting firm. His business address is Albertine Enterprises, Inc., 1156 15th Street, NW, Suite 505, Washington, D.C. 20005.

Peter O. Crisp:

     Mr. Crisp is a director of the GP Parent and a General Partner of Venrock Associates, a venture capital investment firm. His business address is 30 Rockefeller Plaza, Room 5600, New York, New York 10112.

Elias P. Gyftopoulos:

     Dr. Gyftopoulos a director of the GP Parent and is the Ford Professor of Mechanical Engineering and of Nuclear Engineering at the Massachusetts Institute of Technology. His business address is Massachusetts Institute of Technology, Room 24-109, 77 Massachusetts Avenue, Cambridge, Massachusetts 02139.

Frank Jungers:

     Mr. Jungers is a director of the GP Parent and a consultant on business and energy matters. His business address is c/o P.O. Box 68287, Portland, Oregon 97268.

Robert A. McCabe:

     Mr. McCabe is a director of the GP Parent and President of Pilot Capital Corporation, a firm specializing in private investments and acquisition services. His business address is Pilot Capital Corporation, 444 Madison Avenue, Suite 2103, New York, New York 10022.

Frank E. Morris:

     Mr. Morris is a director of the GP Parent. Mr. Morris is retired. His address is 6234 Billerive Avenue, #702, Naples, Florida 33999.

Donald E. Noble:

     Mr. Noble a director of the GP Parent and is a business consultant. His business address is c/o Rubbermaid Incorporated, 1147 Akron Road, Wooster, Ohio 44691.

                                  SCHEDULE 13D

--------------------------------                 ------------------------------
|CUSIP NO.       460259500     |                 |  Page  13   of   15   Pages |
|            ----------------  |                 |        ---      ---         |
-------------------------------                  -------------------------------

Hutham S. Olayan:

     Ms. Olayan a director of the GP Parent and is the President and a director of Olayan America Corporation and Competrol Real Estate Limited. Her business address is Competrol Real Estate Limited, 505 Park Avenue, Suite 1100, New York, New York 10022. Ms. Olayan is a citizen of Saudi Arabia.

Roger D. Wellington:

     Mr. Wellington a director of the GP Parent and is the President and Chief Executive Officer of Wellington Consultants, Inc. and Wellington Associates, international business consulting firms. His business address is 25 Hillside Road, Cumberland, Rhode Island 02864.

George N. Hatsopoulos:

     Mr. Hatsopoulos is Chief Executive Officer, a director and Chairman of the Board of the GP Parent.

John N. Hatsopoulos:

     Mr. Hatsopoulos is the President and Chief Financial Officer of the GP Parent.

Jonathan W. Painter:

     Mr. Painter is the Treasurer of the GP Parent.

Peter G. Pantazelos:

     Mr. Pantazelos is an Executive Vice President of the GP Parent.

Arvin H. Smith:

     Mr. Smith is an Executive Vice President of the GP Parent.

William A. Rainville:

     Mr. Rainville is a Senior Vice President of the GP Parent.

                                  SCHEDULE 13D


--------------------------------                 ------------------------------
|CUSIP NO.       460259500     |                 |  Page  14   of   15   Pages |
|            ----------------  |                 |        ---      ---         |
-------------------------------                  -------------------------------

Paul F. Kelleher:

     Mr. Kelleher is the Vice President, Finance, of the GP Parent.

John W. Wood, Jr.:

     Mr. Wood is a Senior Vice President of the GP Parent.

John P. Appleton:

     Mr. Appleton is a Vice President of the GP Parent.

Marshall J. Armstrong:

     Mr. Armstrong is a Vice President of the GP Parent.

Brian D. Holt:

     Mr. Holt is a Vice President of the GP Parent.

Seth H. Hoogasian:

     Mr. Hoogasian is a Vice President and General Counsel of the GP Parent.

Earl R. Lewis:

     Mr. Lewis is a Vice President of the GP Parent.

Firooz Rufeh:

     Mr. Rufeh is a Vice President of the GP Parent.

Anne Pol:

     Ms. Pol is a Vice President of the GP Parent.

Gary S. Weinstein:

     Mr. Weinstein is a Vice President of the GP Parent.

                                                                       EXHIBIT 1
                                                                       ---------

--------------------------------                 ------------------------------
|CUSIP NO.       460259500     |                 |  Page  15   of   15   Pages |
|            ----------------  |                 |        ---      ---         |
-------------------------------                  -------------------------------


                                    AGREEMENT

                              Dated January 9, 1997

     Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D, or any amendment thereto, need be filed with respect to the current ownership of any of the undersigned of shares of Common Stock of International Remote Imaging Systems, Inc. or any purchases of additional stock of such Company by any of the undersigned.

                         THERMO AMEX CONVERTIBLE GROWTH FUND I, L. P.
                         By: Thermo Amex Finance, L.P., its general partner
                              By: Thermo Amex Management Company, Inc.,
                                  its general partner

                                   By: /s/Dominique Lahaussois
                                      -----------------------------------
                                      Dominique Lahaussois, its President


                         THERMO AMEX FINANCE, L.P.
                         By: Thermo Amex Management Company, Inc.,
                             its general partner

                                   By: /s/Dominique Lahaussois
                                      -----------------------------------
                                      Dominique Lahaussois, its President


                         THERMO AMEX MANAGEMENT COMPANY, INC.

                                   By: /s/Dominique Lahaussois
                                      -----------------------------------
                                      Dominique Lahaussois, its President


                         THERMO ELECTRON CORPORATION

                                   By: /s/Jonathan W. Painter
                                      -----------------------------------
                                      Name: Jonathan W. Painter
                                      Title: Treasurer